Leerink Partners LLC

1301 Avenue of the Americas, 12th Floor

New York, NY 10019

RBC Capital Markets, LLC

200 Vesey Street, 8th Floor

New York, NY 10281

May 22, 2018

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Christine Westbrook

Ms. Suzanne Hayes

Re:	Iterum Therapeutics plc

Registration Statement on Form S-1

Registration File No. 333- 224582

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Iterum Therapeutics plc (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 3:00 PM, Eastern Time, on May 24, 2018 or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated May 16, 2018:

(i)	Dates of distribution: May 16, 2018 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 4

(iii)	Number of prospectuses furnished to investors: approximately 1,400

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 300

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

LEERINK PARTNERS LLC

Acting on behalf of itself and the several underwriters

By:	LEERINK PARTNERS LLC

By:	/s/ Stuart R. Nayman
Name: Stuart R. Nayman
Title: Managing Director, Senior Legal Counsel

Very truly yours,

RBC CAPITAL MARKETS, LLC

Acting on behalf of itself and the several underwriters

By:	RBC CAPITAL MARKETS, LLC

By:	/s/ Jennifer Caruso
Name: Jennifer Caruso
Title: Managing Director